NO ACT

PE
12-14-09



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE



09013124

December 31, 2009

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 12-31-2009

Thomas F. Larkins
Vice President, Corporate Secretary and
Deputy General Counsel
Honeywell International Inc.
101 Columbia Road
Morristown, NJ 07962-2245

Re: Honeywell International Inc.
Incoming letter dated December 14, 2009

Dear Mr. Larkins:

This is in response to your letter dated December 14, 2009 concerning the shareholder proposal submitted to Honeywell by Mercy Investment Program; Catholic Health East; Providence Trust; and the Sisters of Mercy, Regional Community of Detroit Charitable Trust. We also have received a letter from Mercy Investment Program dated December 29, 2009. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Valerie Heinonen, o.s.u.
Consultant, Corporate Social Responsibility
Mercy Investment Program
205 Avenue C, #10E
New York, NY 10009

December 31, 2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Honeywell International Inc.
Incoming letter dated December 14, 2009

The proposal recommends that the board adopt a policy requiring that the proxy statement for each annual meeting contain a proposal, submitted by and supported by company management, seeking an advisory vote of shareholders to ratify and approve the board Management Development and Compensation Committee Report and the executive compensation policies and practices set forth in the Compensation Discussion and Analysis.

We are unable to concur in your view that Honeywell may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that Honeywell may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Rose A. Zukin
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Mercy Investment Program

Valerie Heinonen, o.s.u., Consultant, Corporate Social Responsibility
205 Avenue C, #10E ~ New York, NY 10009
Phone and fax 1-212-674-2542 ~ E-mail heinonenv@juno.com

December 29, 2009

Sent to: SEC NO ACTION LETTERS (shareholderproposals@sec.gov)

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Honeywell*
Shareowner Proposal of Mercy Investment Program, Catholic Health East, Providence Trust, and Sisters of Mercy Regional Community of Detroit Charitable Trust
Exchange Act of 1934 – Rule 14a-8

Dear Ladies and Gentlemen:

I have been asked by the Mercy Investment Program, Catholic Health East, Providence Trust, and Sisters of Mercy Regional Community of Detroit Charitable Trust (hereinafter collectively referred to as the "Proponents"), each of which is a beneficial owner of shares of common stock of Honeywell, and who have jointly submitted a shareholder proposal to Honeywell, to respond to the letter dated December 14, 2009, sent to the Securities & Exchange Commission by Thomas F. Larkins, Corporate Secretary and Deputy General Counsel on behalf of the Company, in which Honeywell contends that the Proponents' shareholder proposal may be excluded from the Company's year 2010 proxy statement for the reason that the proposal is unclear by virtue of Rule14a-8(i)(3).

INTRODUCTION:

The Proponents' resolution is one of scores of such resolutions filed with companies this year seeking an Advisory Vote on executive pay, often described as "Say on Pay."

In the 2009 proxy season, approximately 100 companies received a resolution with this focus. Shareholders expressed strong support for this governance reform with votes in favor averaging in the 46% range and over 25 companies, including Honeywell, receiving votes over 50% in favor. To date, over 30 companies have agreed to voluntarily implement Say on Pay and of course, TARP companies are required to propose an Advisory Vote in their proxy for the vote by investors. This last year we believe over 300 TARP companies implemented such votes.

Last year Honeywell had a shareholder proposal requesting an Advisory Vote that received 54.4% vote in favor, a remarkably strong indication of investor support for this new policy.

While the Resolved clause is framed differently from the 2009 resolution sponsored by Mercy Investment Program and the Sisters of Mercy Detroit Charitable Trust, the Mercy investment funds continue the tradition seeking this reform and are joined in the endeavor by Catholic Health East and Providence Trust.

Although not acknowledged in the Honeywell No Action request, many companies and investors expect the Advisory Vote will be legislated and thus, become a requirement for companies with an annual vote, similar to the election of Directors or ratification of the Auditors.

In reality, there is a very different climate regarding the Advisory Vote today compared even to three years ago.

For example,

- The President of the United States and the Secretary of the Treasury have endorsed the Advisory Vote.

- The Chair of the Securities and Exchange Commission, Ms. Mary Schapiro, has stated her support for an Advisory Vote as have two other Commissioners. Ms. Schapiro stated in May 2009 in an interview with Personal Finance that "shareholders across America are concerned with large corporate bonuses in situations in which they, as the company's owners, have seen declining performance. Many shareholders have asked Congress for the right to voice their concerns about compensation through an advisory 'say on pay.' Congress provided this right to shareholders in companies that received TARP funds, and I believe shareholders of all companies in the U.S. markets deserve the same right."

- The House of Representatives passed a bill in the last session of Congress including the annual Advisory Vote. This is also included in current bills before the U.S. Senate and House of Representatives.

- Numerous investors, including institutional investors with trillions of dollars of Assets Under Management, have spoken in support of the Advisory Vote and voted proxies in favor of resolutions urging Say on Pay.

  In fact, shareholders at PepsiCo, Johnson & Johnson and XTO Energy voted on this identical resolved clause with a 49.4% vote in favor at PepsiCo, 46.3% at Johnson & Johnson and 51.5% at XTO Energy.

- In Canada, the Canadian Coalition for Good Governance has worked with a number of leading Canadian banks which decided to adopt Say on Pay and have provided model resolution language for banks to use in their proxy statements for management or Board sponsored resolutions.

- The general concept of the Advisory Vote seems well understood even when Boards or managements prefer not to implement this reform. In fact, numerous companies, which have adopted Say on Pay, have begun an expanded investor communication program to seek feedback from their shareowners on various aspects of their pay philosophy practice and transparency.

- The Treasury Department clearly believes that the Advisory Vote is a necessary tool for accountability on compensation since it required all companies under TARP to include such a vote in the last proxy season. The experience from such votes is useful since in the vast number of cases the vote was an un-dramatic, routine discipline with overwhelming votes supporting the Board sponsored proposal.

  However, in a minority of cases, investors used the vote to register strong concerns about the compensation package sometimes voting against selected Directors as well.

In short, Mercy Investment Program, Catholic Health East, Providence Trust, and Sisters of Mercy Regional Community of Detroit Charitable Trust believe, as do other proponents, that the Advisory Vote is an idea whose time has come and a necessary and timely reform. It allows investors to apply reasonable checks and balances on executive compensation through an Advisory Vote which, combined with an investor communication program, will help a Board and management receive meaningful feedback from the owners.

While we understand the position of companies, such as Honeywell, which oppose the concept of the Advisory Vote and also seek to have their proxy statements as free as possible of any shareholder resolutions, nevertheless, this seems like a last ditch attempt to hold back the inevitable by refusing to let Honeywell shareholders vote on a shareholder resolution seeking this change.

We believe Mr. Larkins' letter to the Securities and Exchange Commission fails to sustain the burden of proof required to demonstrate why the Proposal may be excluded and therefore, we respectfully request that the Securities and Exchange Commission decline to issue a No Action decision.

ANALYSIS:

Mr. Larkins' letter makes several points he argues are the basis for exclusion.

1. **Proposal is vague, indefinite and misleading –**

   This is the major argument presented in the Honeywell letter which draws heavily on the letters sent last year by Ryland, Jefferies, etc.

   We would argue in response:

- There is a new context for the advisory vote discussion.

- That a number of companies have taken the language in the resolution to Honeywell, adapted it as their own, and presented it for a vote by their investors as a Board sponsored resolution.

- That companies that had votes on the shareholder proposal with the Honeywell proposal language i.e. XTO Energy, Johnson & Johnson and PepsiCo, had strong shareholder votes in the 46% - 51% range indicating shareowners knew what they were voting on and were not confused by this language.

- We agree with the points TIAA-CREF made in their Ryland letters to the Securities and Exchange Commission last year that the intent of this resolution is clear and that it attempts to provide flexibility for the Board and management as they craft a Board sponsored proposal for shareholder vote..

- That the Securities and Exchange Commission's XTO Energy decision on this resolution demonstrates different responses last season from the staff and does not set a definite precedent on this issue.

- And finally, with the considerably changed context before us, that the staff should review the resolution before Honeywell with fresh eyes.

The first argument requests exclusion under 14a-8(i)(3) because the proposal is vague, indefinite and misleading.

It is important to state at the outset that Mr. Larkins and Honeywell staff and Board are well informed about the ongoing debate on the Advisory Vote. In fact, Honeywell had a vote on this issue in 2009.

Honeywell has had the opportunity to see the steps other companies took when they decided to implement the vote, and has had at least one conversation with Mercy Investment Program and heard some of the rationale for Say on Pay and what proponents seek in that conversation as well as during the statement which moved the resolution at the 2009 annual shareholder meeting. Thus the arguments that the resolution is vague and something they purport not to understand is disingenuous.

We believe Honeywell has a high level of knowledge of the goals and specific objectives of Say on Pay.

Importantly, companies who talk to proponents know that the goal of the resolution is not to prescribe a specific formula or actual language for the resolution a Board and management would put in the proxy. In fact, if Honeywell were to agree that the company would present an Advisory Vote in the proxy, proponents would be pleased to let them draft the language without prescribing the exact text. Thus, Honeywell confusion would be quickly eliminated since it could craft the text of that resolution.

Mr. Larkins' letter argues the resolution and supporting statement are vague, that the proposal is therefore misleading and that neither the stockholders at large nor the company implementing the proposal would be able to determine with any reasonable certainty what the proposal would entail.

The Honeywell letter seeks to create confusion where none exists. In fact, investors who voted on this exact resolution text at PepsiCo, XTO Energy and Johnson & Johnson last year seemed quite clear what they were voting for and provided high votes in the 44% to 51% range similar to the level of votes the other version of the resolution text received. It also stretches the imagination to believe that investors representing 54.4% of the 2009 vote in favor of Say on Pay at Honeywell would be confused when reading the proposal submitted for the 2010 proxy.

There was no widespread confusion, debate in the press, nor criticism of this resolution language by investors or Proxy Advisory firms.

Investors who voted on two slightly different versions of the Advisory Vote shareholder resolution (the TIAA-CREF version which is this year's text before Honeywell) and the more widely used version (which was the text Honeywell had in its proxy last year), were seen by investors to be variations of the same theme and were both supported by strong votes.

We strongly disagree that the proposal is vague and indefinite and thus misleading. This argument is especially fallacious in light of the very different context in 2009 (as described in the introduction of this letter) compared to 2006 and 2007 when the Say on Pay issue was in a more nascent stage. There is more sophisticated understanding today by both companies and investors regarding the details of implementing Say on Pay. There have been literally hundreds of articles and analyses, as well as implementation of the Advisory Vote by over 350 companies (including TARP companies). This experience in the business community will guide Honeywell if it were to implement an Advisory Vote.

In addition, various companies that are actually implementing advisory vote have utilized different language in their proxies as the company provides shareowners an opportunity to cast a vote on executive pay.

For example, H & R Block and Zales (where former Securities and Exchange Commission Chair Richard Breeden is a non-executive Chair of the Board at H &R Block and a member of the Zales Board) have recommended votes for company sponsored resolutions following the TIAA-CREF recommended language which is before Honeywell this year. Obviously those Boards and managements felt this language was not vague or misleading nor would it result in any form of sanctions against them.

In 2009 Intel Corporation responded positively to a shareholder resolution and submitted an advisory vote resolution from the Board. The Intel 2009 proxy states *"The Board of Directors asks you to consider the following statement: "Do you approve of the Compensation Committee's compensation philosophy, policies and procedures as described in the "Compensation Discussion and Analysis" section of this proxy statement?"*

The Board of Directors recommends that you vote in favor of the Compensation Committee's compensation philosophy, policies and procedures as described in "Compensation Discussion and Analysis" by voting "FOR" this proposal."

As we can see, the Board's resolution appearing in the Intel proxy asks for a vote in favor of the Compensation Committee's philosophy, policies and procedures as described in the Compensation Discussion and Analysis, which is very similar to the shareholder resolution presented to Honeywell.

The list goes on. Aflac, the first company to adopt Say on Pay voluntarily, frames its resolution as follows in its 2008 proxy.

"*Resolved, that the shareholders approve the overall executive pay-for-performance compensation policies and procedures employed by the Company, as described in the Compensation Discussion and Analysis and the tabular disclosure regarding named executive officer compensation (together with the accompanying narrative disclosure) in this Proxy Statement.*"

Again Aflac seems comfortable in asking for a vote on policies and practices described in the Compensation Discussion and Analysis along with information in the proxy statement.

Further, RiskMetrics, now a public company, provides a non-binding advisory vote on three different aspects of RiskMetrics' executive pay. One section of the vote states:

A. "RESOLVED that the shareholders approve the Company's overall executive compensation philosophy, policies and procedures, as described in the Compensation Discussion and Analysis (Sections I and II) in this Proxy Statement."

And in a second vote, RiskMetrics asks for a vote on:

B. "*RESOLVED that the shareholders approve the application of the Company's compensation philosophy, policies and procedures to evaluate the 2008 performance of, and award compensation based on, certain key objectives, as described in the Compensation Discussion and Analysis (Section V) in this Proxy Statement.*"

So we have companies that have presented their own Board backed resolutions for a vote with language similar to that of the Honeywell resolution.

And we have a number of companies, PepsiCo, Johnson & Johnson and XTO Energy that presented this language in a shareholder resolution for a vote by investors.

In short, we believe the experience of both investors and companies over the last year make the request in this resolution clear and direct rather than vague and misleading.

No Action Letter Precedent -

In his analysis on page 3, Mr. Larkins mentions several Securities and Exchange Commission precedents which he believes supports the case for a No Action letter e.g. The Ryland Group letter February 7, 2008. The letter continues to list 2007, 2008 and 2009 No Action letters which supposedly would also close the door on the Honeywell resolution.

However, equally important are additional points made in TIAA-CREF's letter dated January 9, 2009 to the Securities and Exchange Commission which explains in detail that the goal of this resolution and TIAA-CREF was not to dictate the specific language the Board sponsored advisory vote, but to give management and the Board the freedom and flexibility to craft their own language.

This 2009 resolution to Honeywell based on the TIAA-CREF resolution text is formed with the same goals in mind.

"The Proposal requests that Ryland's Board of Directors (the "Board") adopt a policy by which the Company would be required to submit a non-binding proposal each year seeking an advisory vote of shareholders to ratify and approve the Compensation Discussion and Analysis Report and the executive compensation policies and practices set forth in the Company's Compensation Discussion and Analysis ("CD&A"). The intent of the Proposal is to provide Ryland's management and Board with the maximum amount of flexibility. The Proposal gives Ryland's management and Board, who are responsible for the design, implementation and disclosure of the Company's compensation policies and practices, the ability to develop and submit the Proposal in any manner that they believe is appropriate. Thus, the intent is to put the advisory vote mechanism into the hands of Ryland's management and Board."

"CREF recognizes the limited content of the Compensation Committee Report and realizes that the detailed discussion of Ryland's compensation policies and practices for its NEOs is set forth in the CD&A. However, CREF believes it is important to obtain a shareholder advisory vote on the Compensation Committee Report as well as the CD&A in an effort to take a holistic approach to the compensation decision making process. The purpose of the Proposal is to hold Ryland's Board as well as its management accountable for the role of each in connection with the Company's executive compensation decisions and related disclosure.

Under the new executive compensation rules, management is responsible for the content of the CD&A and the Board's Compensation Committee is responsible for reviewing the compensation disclosure included in the CD& and approving its inclusion in the proxy statement. In order to hold the Board accountable for its decision to approve the inclusion of the CD&A in the proxy statement, the advisory vote must permit shareholders to vote on the Compensation Committee Report as well as the CD&A. Thus, to permit an advisory vote on the CD&A without also permitting a vote on the Compensation Committee Report would be insufficient."

2. United Kingdom example and others are misleading

Mr. Larkins' letter (page 2) argues that the proposal and supporting statement are vague and misleading since the supporting statement "cites as an analogy to the 'directors' remuneration report,' in the United Kingdom, stating that it 'discloses executive compensation.'"

Mr. Larkins' letter makes a gigantic leap of logic, arguing that simply by citing a British example that we misled U.S. investors into believing that the system and its results would work the same way in the United States.

Certainly, proponents are free to cite other international examples in the general area of Advisory Votes without misleading investors who are intelligent enough to differentiate a United Kingdom, Canadian or Dutch example from the U.S. context.

In addition, Mr. Larkins goes onto state that other points highlighting proponents various beliefs about the proposal impact are misleading simply because they highlight the value of Say on Pay using various examples.

Certainly Honeywell is free to argue in the Statement of Opposition to investors that they disagree with some of the points made. But making a variety of different arguments in the Supporting Statement does not result in a vague and misleading resolution. It simply constitutes a package of arguments with which Honeywell disagrees.

There is no "fundamental uncertainty" established by the proposal as a whole, simply different arguments buttressing the overall cause.

3. Unclear on who should act

Mr. Larkins' letter on page 4 argues the resolution is unclear regarding who should act – Management or the Board. However, the resolution clearly states "the shareholders of Honeywell recommend that the Board of Directors adopt a policy" – thus requesting that the Board take action to adopt a policy putting the Board in complete control of the decision and direction of the policy requested.

The resolution then goes on to explain that the policy would have the proxy statement include an Advisory Vote proposal submitted and supported by company Management – in other words, this would be the company's proposal just like the election of Directors and ratification of Auditors are proposals coming from the company not investors. That is the simple goal of the proposal.

Clearly the Board is in charge of the process and its authority is undiminished when it decides if there is to be an Advisory Vote. We believe investors will not interpret this resolution as stripping the Board of its authority.

Mr. Larkins goes on to argue that the term "submitted by and supported by company management" would greatly confuse investors.

Again, experience proves otherwise. The identical resolution voted upon last year at XTO Energy, Johnson & Johnson or PepsiCo did not seem to confuse proxy voters or muddle their decision making. No mention was made of the controversy or confusion proposed by Mr. Larkins in his letter.

Investors knew full well the resolution was asking the Board to develop a policy that would have the company implement an annual Advisory Vote included in the proxy with the resolution presented by the company in contrast to the resolutions submitted investors.

To provide a No Action Letter based on Mr. Larkins' view of what would confuse investors would be an error.

However, if the Securities and Exchange Commission were to agree with Mr. Larkins' argument, we would be pleased to drop the word "management" so the proposal would read "submitted by and supported by the Company" or alternatively add the word "Board" after the word "Company" so it would read "submitted by and supported by the company's Board."

CONCLUSION:

We believe that Mr. Larkins and Honeywell have not acknowledged the changing context of the Say on Pay discussion and further they have not established a convincing burden of proof that would allow the Securities and Exchange Commission to provide the No Action Letter requested.

We request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2010 proxy.

Yours truly,



Valerie Heinonen, o.s.u.

Cc: Sister Kathleen Coll, SSJ, Catholic Health East
Sister Ramona Bezner, CDP, Providence Trust
Thomas F. Larkins – Corporate Secretary, Honeywell

Honeywell

Thomas F. Larkins
Vice President, Corporate Secretary
and Deputy General Counsel

Honeywell
101 Columbia Road
Morristown, NJ 07962-2245

973 455-5208
973 455-4413 Fax
tom.larkins@honeywell.com

December 14, 2009

VIA EMAIL AND FEDEX

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

shareholderproposals@sec.gov

Re: Honeywell International Inc.: Notice of Intention to
Omit Shareowner Proposal Submitted by Mercy Investment Program

Ladies and Gentlemen:

On behalf of Honeywell International Inc., a Delaware corporation (the "Company," or "Honeywell"), we are filing this letter by email. Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act") we are also filing six hard copies of this letter, including the related shareowner proposal (the "Proposal") submitted by Mercy Investment Program and co-sponsored by Catholic Health East, Providence Trust and the Sisters of Mercy Regional Community of Detroit Charitable Trust for inclusion in the Company's proxy materials for the 2010 annual meeting of shareowners (the "2010 Proxy Materials").

The Proposal and related shareowner correspondence are attached hereto as Exhibit A. The Proposal, in pertinent part, requests that Honeywell shareowners adopt the following resolution:

> RESOLVED – the shareholders of Honeywell recommend that the Board of Directors adopt a policy requiring that the proxy statement for each annual meeting contain a proposal, submitted by and supported by Company Management, seeking an advisory vote on shareholders to ratify and approve the Board Management Development and Compensation Committee's Report and the executive compensation policies and practices set forth in the Company's Compensation Discussion and Analysis.

For the reasons set forth below, we intend to omit the Proposal from the Company's 2010 Proxy Materials. We respectfully request that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend any enforcement action to the Securities Exchange

Commission (the "Commission") if the Company omits the Proposal. We are sending a copy of this letter by email to the Proponents as formal notice of the Company's intention to exclude the Proposal from its 2010 Proxy Materials.

We believe that the Proposal may be omitted from the Company's proxy materials under Rule 14a-8(i)(3) because it is materially vague, indefinite, false and misleading under Rule 14a-9. As explained in more detail below, in several different respects, the Proposal is unclear as to what shareowners would be asked to consider and address in responding to the "advisory" votes sought by the Proposal. Further, the Proposal is unclear, false and misleading as to the respective roles of the Board and management in implementing the Proposal. Consequently, "neither the stockholders voting on the [P]roposal, nor the [C]ompany in implementing the [P]roposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the [P]roposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004) On these same grounds, which are explained in more detail below, the Staff has concurred that other companies could omit identical proposals. See, e.g., Jefferies Group, Inc. (Feb. 11, 2009); The Ryland Group, Inc. (Feb. 7, 2008).

1. The Proposal Is Unclear As To What The Shareowner Advisory Vote Should Address

The Proposal is unclear as to what disclosure, explanation, practice or policy a shareowner is being asked to consider in casting their "advisory" vote, thereby making the resolution too vague and indefinite for shareowners to know what the meaning or effect of their vote would be. For example, the Proposal seeks an advisory vote on both the Management Development and Compensation Committee Report and the CD&A, which are two very distinct items of disclosure with different requirements and serving different purposes. Thus, it would be unclear whether a shareowner's "no" vote or "yes" vote in response to an "advisory" proposal would relate to the Compensation Committee Report, to the CD&A, to one or more portions of those reports, or both.

Focusing only on the component of the Proposal that refers to the Company's Management Development and Compensation Committee Report, it is unclear upon what shareowners would be asked to cast their votes. Under the Commission's executive compensation disclosure rules, the Compensation Committee Report does not include substantive disclosure of executive compensation matters, but instead only corporate governance process disclosure. Under Item 407(e)(5) of Regulation S-K, for example, the Compensation Committee must state whether it has reviewed and discussed the CD&A with management, and based on that review, made a corresponding recommendation to the Board to include the CD&A in the company's proxy materials. Shareowner consideration of a report relating solely to the limited content of this Report does not make sense as it is unclear as to how this would further any of the objectives of the Proposal set forth in the Supporting Statement. Moreover, the Supporting Statement misleadingly suggests that an advisory vote on the Management Development and Compensation Committee Report would constitute a vote on a report that discloses compensation. For example, the Supporting Statement cites as an analogy to the "directors' remuneration report," in the United Kingdom, stating that it "discloses executive compensation."

The Staff has consistently concurred in the exclusion of proposals that, like the instant Proposal, seek such an advisory vote on the Compensation Committee Report. See, e.g., Entergy Corp. (Feb. 14, 2007); Safeway Inc. (Feb. 14, 2007); Energy East Corp. (Feb. 12, 2007). The proposals in Jefferies Group, Inc. (Feb. 11, 2009) and The Ryland Group, Inc. (Feb. 7, 2008), like the instant Proposal, sought an advisory vote on both the Compensation Committee Report and the CD&A, and those companies successfully asserted substantially similar arguments as those set forth here.

Referring only to the CD&A component of the Proposal, the purpose of the CD&A is to provide disclosure of the material principles, assumptions, and underlying analyses relating to the company's compensation decisions. Item 402(b), for instance, requires discussion of the material elements of the compensation discussions for named executive officers, including the objectives of the company's compensation programs, what the compensation programs are designed to reward; the elements of compensation; why the company chooses to pay each element; how the company determines the amount for each element of pay; and how these elements and decisions relate to the company's overall compensation objectives. It is unclear as to what aspect or aspects of this discussion the shareowner's vote would relate. This defect is particularly confusing because it runs counter to the objective of the Proposal set forth in the Supporting Statement that the vote would give "shareholders a **clear** (emphasis added) voice that could help shape senior executive compensation."

Alternatively, there are statements in the Supporting Statement that suggest that the Proposal might be focused on how well the company's compensation principles and decisions are explained, rather than the underlying substance. For example, it states that "[w]e believe that a company that has clearly explained compensation philosophy and metrics, reasonably links pay to performance, and communicates effectively to investors would find a management sponsored Advisory Vote a helpful tool." Thus, it is unclear whether the Proposal seeks "advisory" votes on how well the practices and policies are communicated -- or "clearly explained" in the words of the Supporting Statement -- or instead whether the "advisory votes would bear on the substance of the company's executive compensation decisions, practices and policies.

The Proposal is also fundamentally vague and misleading because it is ambiguous as to the nature and effect of the future "advisory" proposals that it seeks. It urges the Board to seek "an advisory vote" asking shareowners to "ratify and approve" the specified areas of disclosure. It is unclear how an "advisory vote" can "ratify and approve" any action, as only binding resolutions can "ratify" or "approve" an action. An advisory vote can only lend non-binding support or reflect lack of support. It is accordingly unclear whether the Proposal seeks binding or non-binding shareowner votes.

The Proposal is clearly distinguishable from other proposals in the past that have been specifically focused on the compensation of named executive officers as disclosed in the company's summary compensation table and narrative accompanying the tables. In those cases, the Staff did not concur that the proposals could be omitted from the companies' proxy materials. See, e.g., Zions Bancorporation (Feb. 26, 2009); Allegheny Energy, Inc. (Feb. 5, 2008). In contrast to those proposals, the instant Proposal does not address the summary compensation table and narrative accompanying the tables.

2. The Proposal is Unclear, False and Misleading As to Whose Actions – The Board's or Management's Would be Required Under the Proposal

The Proposal is unclear as to the respective roles of the Board on the one hand, and management, on the other hand. It recommends that the Board of Directors adopt a policy to present advisory vote proposals that are "submitted by and supported by Company Management" to "ratify and approve" the Board's Compensation Committee Report and the "Company's Compensation Discussion and Analysis." The Supporting Statement likewise refers alternatively to roles played by the Board on the one hand, and management, on the other hand, without clarifying those roles. It is clear under Delaware law that the Company's business and affairs shall be "managed by or under the direction" of its board of directors and accordingly that it is the Board of Directors that solicits authority to vote the shares of its shareowners at the annual meeting unless otherwise provided in the company's certificate of incorporation.[1] Honeywell's certificate of incorporation does not provide otherwise, and it is the Honeywell Board of Directors that determines which proposals are submitted to shareowners at the annual meeting. The federal proxy rules are consistent on that point. It is the Board, not management, that determines which proposals shall be presented to shareowners at the annual meeting.

Accordingly, the Proposal's language mandating an indeterminate role for management in these activities creates a fundamental uncertainty about how the Proposal would be implemented if approved. As noted above, the Proposal states that a future advisory proposal would be "submitted by" management, suggesting that management would determine whether the proposal is included on the ballot. It further states that the future advisory proposal would be "supported by" management, suggesting that a Board-initiated proposal would have to receive management support as a precondition for inclusion on the ballot. The Supporting Statement does not clarify that point, but furthers the confusion by speaking of "management sponsored" advisory votes. This makes the Proposal false and misleading under Rule 14a-9.

3. Conclusion

The language of the Proposal and the Supporting Statement create a fundamental uncertainty as to whether the advisory vote would relate in some way to the actions of the Committee that are described in the Management Development and Compensation Committee Report, the clarity or effectiveness of the Company's compensation disclosures or the substance of the Company's executive compensation policies and practices. It also creates uncertainty as to whether the Proposal calls for an advisory or binding vote by asking that the shareowners "ratify and approve" the specified disclosure. Moreover, the Proposal is unclear, as well as false and misleading, as to whose action and "support" – the Board or management's – would be required under the Proposal. Accordingly, we believe that the Proposal is materially misleading, vague,

---

[1] Section 141(a) of the Delaware General Corporation Law provides in relevant part that: "The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation."

and indefinite, as well as false and misleading, and may be excluded from the Company's 2010 Proxy Materials under Rule 14a-8(i)(3).

* * *

We would appreciate a response from the Staff on this no-action request as soon as practicable so that the Company can meet its printing and mailing schedule for the 2010 Proxy Materials. If you have any questions or require additional information concerning this matter, please call me at 973.455.5208.

Very truly yours,



Thomas F. Larkins
Vice President, Corporate Secretary and
Deputy General Counsel

Enclosures

cc: Valerie Heinonen, o.s.u.

#255778

Exhibit A

Mercy Investment Program

Valerie Heinonen, o.s.u., Consultant, Corporate Social Responsibility
205 Avenue C, #10E ~ New York, NY 10009
Phone and fax 1-212-674-2542 ~ E-mail heinonenv@juno.com

November 10, 2009

David Cote, Chair and CEO
Honeywell
101 Columbia Road
Morristown, NJ 07962

Dear Mr. Cote:

On behalf of Mercy Investment Program, I am authorized to submit the following resolution, which recommends that the Board of Directors adopt a policy requiring that the proxy statement for each annual meeting contain a proposal, submitted by and supported by Company Management, seeking an advisory vote of shareholders to ratify and approve the Board Management Development and Compensation Committee's Report and the executive compensation policies and practices set forth in the Company's Compensation Discussion and Analysis, for inclusion in the 2010 proxy statement under Rule 14 a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. Mercy Investment Program is primary filer for this resolution, although I understand that others associated with the Interfaith Center on Corporate Responsibility also will cosponsor it.

For the past several years, Mercy Investment Program has joined other institutional investors as they address good corporate governance benchmarks with corporations. We continue to believe compensation of company executives is out of control. I regret that Honeywell's management and Board chose to ignore the 2009 investor vote and my letter asking for an update on the discussion about the advisory vote.

Mercy Investment Program is the beneficial owner of 24,070 shares of Honeywell stock. Verification of ownership follows. We plan to hold the stock at least until the time of the annual meeting and will be present in person or by proxy at that meeting.

Yours truly,



Valerie Heinonen, o.s.u.

ADVISORY VOTE ON EXECUTIVE COMPENSATION

Honeywell - 2010

RESOLVED - the shareholders of **Honeywell** recommend that the Board of Directors adopt a policy requiring that the proxy statement for each annual meeting contain a proposal, submitted by and supported by Company Management, seeking an advisory vote of shareholders to ratify and approve the Board Management Development and Compensation Committee's Report and the executive compensation policies and practices set forth in the Company's Compensation Discussion and Analysis.

SUPPORTING STATEMENT

Investors are increasingly concerned about mushrooming executive compensation especially when it is insufficiently linked to performance

In 2009 shareholders filed close to 100 "Say on Pay" resolutions. Votes on these resolutions averaged more than 46% in favor, and more than 20 companies had votes over 50% (**Honeywell – 54.4%**), demonstrating strong shareholder support for this reform. Investor, public and legislative concerns about executive compensation have reached new levels of intensity.

An Advisory Vote establishes an annual referendum process for shareholders about senior executive compensation. We believe this vote would provide our Board and management useful information about shareholder views on the company's senior executive compensation especially when tied to an innovative investor communication program.

In 2008 Aflac submitted an Advisory Vote resulting in a 93% vote in favor, indicating strong investor support for good disclosure and a reasonable compensation package. Chairman and CEO Daniel Amos said, "An advisory vote on our compensation report is a helpful avenue for our shareholders to provide feedback on our pay-for-performance compensation philosophy and pay package."

Over 25 companies have agreed to an Advisory Vote, including Apple, Ingersoll Rand, Microsoft, Occidental Petroleum, Hewlett-Packard, Intel, Verizon, MBIA and PG&E. And nearly 300 TARP participants implemented the Advisory Vote in 2009, providing an opportunity to see it in action.

Influential proxy voting service, RiskMetrics Group, recommends votes in favor, noting: "RiskMetrics encourages companies to allow shareholders to express their opinions of executive compensation practices by establishing an annual referendum process. An advisory vote on executive compensation is another step forward in enhancing Board accountability."

A bill mandating annual advisory votes passed the House of Representatives and similar legislation is expected to pass in the Senate. However, we believe companies should demonstrate leadership and adopt this reform before the law requires it.

We believe existing SEC rules and stock exchange listing standards do not provide shareholders with sufficient mechanisms for providing input to boards on senior executive compensation. In contrast, in the United Kingdom, public companies allow shareholders to cast a vote on the "directors' remuneration report," which discloses executive compensation. Such a vote isn't binding, but gives shareholders a clear voice that could help shape senior executive compensation.

We believe voting against the election of Board members to send a message about executive compensation is a blunt, sledgehammer approach, whereas an Advisory Vote provides shareowners a more effective instrument.

We believe that a company that has a clearly explained compensation philosophy and metrics, reasonably links pay to performance, and communicates effectively to investors would find a management sponsored Advisory Vote a helpful tool.